Caledonia Mining First Quarter 2010 Results

Toronto, Ontario – May 14, 2010: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its first quarter 2010 operating and financial results.

The financial results below are reported in Canadian dollars, except where otherwise stated.

Financial Highlights

(C$ 000’s)	Q1 2010	Q1 2009
Revenue	4,490	-
Net income/(loss) from continuing operations	688	(799)
- per share basic and diluted	0.001	(0.002)
Discontinued operations (loss)	(29)	(40)
Net income (loss) after discontinued operations	659	(839)
- per share basic and diluted	0.001	(0.002)

For the quarter ended March 31, 2010 Caledonia had net income from continuing operations of $0.688 million (2009, a net loss of $0.799 million) or $0.001 per fully diluted share (2009, net loss of $0.002 per fully diluted share).  Revenue was $4.49 million on sales of 3,908 ounces of gold. (In the quarter ended March 31, 2009 Caledonia had no revenues due to the suspension of gold production at Blanket Mine.)  Cash available at the quarter end totaled $2.65million.

Commenting on the results, Stefan Hayden, President and CEO, said: “Production during the quarter was adversely affected by a substantial increase in the frequency and duration of electricity outages and by operational issues arising from the historic delays in the completion of the No. 4 Shaft Expansion Project.  Since the end of the quarter, Blanket has accelerated its program to install standby electrical generating capacity and the first 2.5MVA unit is expected to be commissioned in early June.   Surface and underground work on the No. 4 Shaft Expansion Project continues and this project is expected to be completed as scheduled by the end of quarter three. This will allow production to be progressively increased to the targeted annualised rate of 40,000 ounces of gold per annum in quarter four.  In May, Blanket has secured an increased debt facility which, in conjunction with internally generated cash flows, will be used to fund the acquisition of the first standby generator and the completion of the No. ~~,~~  4 Shaft Expansion Project.”

For more information, please contact:

Mark Learmonth              Alex Buck                    Martin Eales

Caledonia Mining                          BuckBias                                 RBC Capital Markets
Tel: +27 11 447 2499                       Tel: +44 7932 740 452            Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com